UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to
Commission file number 001-36838

Columbia Pipeline Group
401(k) SAVINGS PLAN
(Full title of plan)

Columbia Pipeline Group, Inc.
(Issuer of the Securities)

5151 San Felipe St., Suite 2500, Houston, Texas 77056
(Address of Principal Executive Office)

Columbia Pipeline Group
401(k) Savings Plan
Employer ID No: 47-1982552
Plan Number: 001

Financial Statements as of December 31, 2015 and for the Period from inception July 1, 2015 through December 31, 2015, Supplemental Schedule as of December 31, 2015, and Report of Independent Registered Public Accounting Firm

Columbia Pipeline Group
401(k) SAVINGS PLAN

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015	3
Statement of Changes in Net Assets Available for Benefits for the Period from inception July 1, 2015 through December 31, 2015	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE:
Form 5500 Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Period) as of December 31, 2015	13
SIGNATURES	15
EXHIBIT INDEX	16
EXHIBIT:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Columbia Pipeline Group
401(k) SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Columbia Pipeline Group 401(k) Savings Plan
Houston, Texas
We have audited the accompanying statement of net assets available for benefits of the Columbia Pipeline Group 401(k) Savings Plan (the "Plan") as of December 31, 2015, and the related statement of changes in net assets available for benefits for the period from inception July 1, 2015 through December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the period from inception July 1, 2015 through December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of period) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 28, 2016

Columbia Pipeline Group
401(k) SAVINGS PLAN

Statement of Net Assets Available for Benefits

December 31, 2015
Assets
Investments, at fair value:
Mutual funds	$115,091,809
NiSource Stock Fund	37,275,209
Columbia Pipeline Group Stock Fund	68,519,668
Money market fund	27,152,740
Common collective trusts	104,038,210
Total investments	352,077,636

Notes receivable from participants	5,410,559

Net assets available for benefits	$357,488,195
See accompanying notes to financial statements.

Columbia Pipeline Group
401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Period from inception July 1, 2015 through December 31, 2015
Additions to net assets attributed to:
Contributions:
Participant	$8,086,504
Employer	4,593,970
Total contributions	12,680,474

Investment Income:
Dividends and interest	7,502,566

Interest income on notes receivable from participants	87,735
Total additions	20,270,775

Deductions from net assets attributed to:
Net depreciation in fair value of investments	30,880,735
Benefits paid to participants	13,519,199
Administrative expenses - net	6,567
Other	128,071
Total deductions	44,534,572

Decrease in net assets available for benefits before plan transfers	(24,263,797)

Transfer in from NiSource Inc. Retirement Savings Plan	381,751,992

Increase in net assets available for benefits	357,488,195

Net assets available for benefits - beginning of period	—

Net assets available for benefits - end of period	$357,488,195
See accompanying notes to financial statements.

Columbia Pipeline Group
401(k) SAVINGS PLAN

1.    Description of the Plan
The Columbia Pipeline Group 401(k) Savings Plan (the "Plan") was established effective July 1, 2015 to cover eligible employees of Columbia Pipeline Group, Inc. and its subsidiaries ("the Company"). The following description provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution retirement plan available to each eligible employee who works for the Company or any other related employer that adopts the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan covers collectively bargained and non-bargained employees.
The Company and its affiliates previously were part of the controlled group of corporations of NiSource Inc. ("NiSource"). Effective July 1, 2015, NiSource implemented the spin-off of its pipeline and transmission business, comprised of the Company and its affiliated entities, which resulted in the Company no longer being part of the controlled group of corporations of NiSource (the "Separation"). Prior to July 1, 2015, certain eligible employees under this plan participated in the NiSource Retirement Savings Plan.
Pursuant to an Employee Matters Agreement entered into between NiSource and the Company on June 30, 2015, the Company generally assumed all assets and liabilities relating to employee benefits for employees of the Company immediately prior to the Separation, and former employees whose last employment prior to termination was with the Company or a related employer of the Company, including 401(k) plan assets and liabilities. NiSource generally retained all assets and liabilities relating to employee benefits for current NiSource employees and former employees whose last employment prior to termination was with NiSource or a related employer of NiSource.
In connection with the Separation, the Company established the Plan for the benefit of eligible employees of the Company and any other related employer that adopts the Plan. The Plan received assets of $381,751,992 from the NiSource Retirement Savings Plan as a result of this transaction.
Plan Administration - The Company serves as sponsor of the Plan. The Columbia Pipeline Group Benefits Committee (the “Committee”), established by the Company, has administrative and investment responsibilities with respect to the Plan. The Chief Executive Officer of the Company has the authority to appoint and remove members of the Committee. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan's assets and executes all investment transactions. As of December 31, 2015, Plan investments include fourteen mutual funds, one money market fund, fifteen common collective trusts and two common stock funds as investment options for participants.
Contributions - Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax, catch-up, and Roth basis, and up to 25% on an after-tax basis, for up to 75% in total (including catch-up contributions), subject to Internal Revenue Code ("IRC") limitations. Participants who are at least 50 years old or will be 50 years old in the Plan year can make catch-up contributions to the Plan. Participants can direct the investment of their contributions into the various investment options offered by the Plan. The Company does not match on pre-tax catch-up or Roth after-tax catch-up contributions.
The Company matching contribution formula as of December 31, 2015 are as follows:

a.
For the accounts of all participants who are not eligible to participate in any pension plan sponsored by the Company or any related employer (i.e., employees in the “Next Gen” benefit structure), the matching contribution is equal to 50 cents for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

b.
For the accounts of all participants who participate in the Account Balance II (AB II ) option of any pension plan sponsored by the Company or any related employer that offer such benefit, the matching contribution is equal to $1 for each $1 contributed as an elective deferral contribution (pre-tax or Roth) and/or after-tax contribution (a combined total) up to the first 6% of compensation, as defined by the Plan.

Each year, the Company, in its sole discretion, may make a profit sharing contribution based on eligible compensation for each eligible employee, unless the employee is covered by a collective bargaining agreement that does not provide for eligibility for such contribution. The profit sharing contribution will be made regardless of whether the employee made contributions to the Plan, as long as the employee is employed by the Company on the last day of the year, or retired, became disabled, or died during the year. Profit sharing contributions are generally determined and credited in the year following the Plan year to which the profit sharing contribution relates, as permitted by applicable regulations. A discretionary profit sharing contribution of $1,736,335 was

Columbia Pipeline Group
401(k) SAVINGS PLAN

authorized on February 24, 2016 and allocated to eligible participants based on compensation, as defined by the Plan. Such amounts will be reported as contributions to the Plan in the year authorized and funded.
In lieu of a pension plan, employees in the Next Gen structure noted above receive the Next Gen Employer Contribution under the Plan. The Company makes a Next Gen Employer Contribution in the amount of 3% of compensation to the account of each employee eligible for this contribution. This amount shall be payable to participants regardless of whether such participants have elected to make contributions to the Plan. Next Gen employees are (1) any employee who is hired or rehired on or after the effective date of the Plan, July 1, 2015; and (2) any employee who was a former NiSource Retirement Savings Plan participant immediately prior to the Separation who was considered a “Next Gen Employee” under such plan immediately prior to becoming a participant in the Plan.
Matching contributions, profit-sharing contributions and Next Gen Employer Contributions will be invested directly into the Columbia Pipeline Group Stock Fund. Employees may subsequently redirect any such contributions among any of the remaining investment options available in the Plan at any time.
Automatic Enrollment - Employees are eligible to participate in the Plan with the first pay period (or as soon as administratively practicable thereafter) after employment begins. Newly hired or rehired employees are automatically enrolled into the Plan at a 6% contribution level after 30 days of hire. Such employees have the option to stop contributions or change the automatic contribution percentage at any time. Participants in the Plan who were previously participants in the NiSource Retirement Savings Plan immediately prior to the Separation were subject to varying automatic contribution percentages based on original date of hire or rehire, unless subsequently changed by affirmative election otherwise.
Rollovers from Other Qualified Employer Plans - The Plan allows for employees to transfer certain of their other qualified retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings and charged with withdrawals and an allocation of Plan losses and certain administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants must evaluate their own investment goals and objectives and choose the investments best suited to achieve those goals and objectives. Poor investment performance by the investment funds selected by the participants may cause their vested balances to be lower than the amounts contributed to the Plan on their behalf.
Vesting - Participants are fully vested in their accounts at all times.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000, up to a maximum of $50,000, reduced by any outstanding loan balances over the previous twelve months, or 50% of their account balance, whichever is less. The loans are secured by the vested balance in the participant's account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 3.25% to 9.0% as of December 31, 2015. Participants may have a maximum of two loans outstanding at any given time. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years. Loan repayments may be suspended for up to one year during periods of authorized leave due to long term disability. Loan repayments may also be suspended during periods of qualified military service. Participants who terminate employment with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. If no arrangements are made with the Trustee after termination/retirement, the participant is subject to having their loan defaulted and could face tax consequences.
Participant Withdrawals - Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

•	Withdrawals at age 59½;

•	Voluntary withdrawals from after-tax, rollover, and certain profit sharing and matching contributions;

•	Withdrawals during military service; and

•	Hardship withdrawals, subject to the Plan rules for such withdrawals.
A hardship withdrawal shall result in the suspension of the participant's deferral and related Company matching contributions for six months.

Columbia Pipeline Group
401(k) SAVINGS PLAN

Payment of Benefits - If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the Plan administrator will direct that such amount be paid in a lump sum. If the participant's account balance exceeds $1,000 but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator. All other distributions at the election of participants shall be in the form of a full or partial lump sum, or in annual, semi-annual, quarterly or monthly installments.
2.    Summary of Significant Accounting Policies
Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) using the accrual basis of accounting.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits - Benefits are recorded when paid. There were no participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2015.
Investments - The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for discussion of fair value measurements.
Purchases and sales of the investments are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Notes Receivable from Participants - Loans to participants are recorded at the unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.
Columbia Pipeline Group Stock Fund
Employee Stock Ownership Plan - The Columbia Pipeline Group Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this Plan, participants may diversify their investment attributable to employer matching contributions, profit sharing contributions or Next Gen Employer Contributions at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of Columbia Pipeline Group Stock Fund Participants - Each participant in the Columbia Pipeline Group Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant's interest is represented by the value of the participant's interest in the Columbia Pipeline Group Stock Fund.
Payment of Benefits - Any distribution consisting of units in the Columbia Pipeline Group Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the Columbia Pipeline Group Stock Fund.
NiSource Stock Fund - Plan participants invested in the NiSource Stock Fund at the time of the Separation retained their interest in the NiSource Stock Fund under the Plan after the Separation. The NiSource Stock Fund is a frozen fund, meaning participants may direct investments out of the NiSource Stock Fund, but are not able to direct any new contributions or exchanges into the NiSource Stock Fund. The NiSource Stock Fund is scheduled to be liquidated from the Plan as of July 1, 2016.

Columbia Pipeline Group
401(k) SAVINGS PLAN

Administrative Expenses - Administrative expenses of the Plan are paid primarily by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts. Administrative expenses of $6,566 are reported for 2015.
Recent Accounting Pronouncements - In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan for the year ending December 31, 2016 with early adoption permitted. The Company has not yet adopted ASU 2015-12, and believes the adoption of this guidance concerns disclosure only and will not have an impact on the Plan's financial statements.
In July 2015, FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient.” The guidance requires that fully benefit-responsive investment contracts no longer be measured, presented and disclosed at fair value, but at contract value only. The guidance also no longer requires companies to disclose individual investments that represent five percent or more of net assets available for benefits. The net appreciation or depreciation for investments is still required to be disclosed by general type but is no longer required to be disaggregated in multiple ways. This guidance will be effective for fiscal years beginning after December 15, 2015 with retrospective application for all financial statements presented. The Company is currently evaluating the impact of this guidance on the Plan's financial statements.
Subsequent Events - On March 17, 2016, the Company entered into an Agreement and Plan of Merger by and between TransCanada Corporation, TransCanada Pipelines Limited, TransCanada Pipeline USA Ltd., and Taurus Merger Sub, Inc. (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will become an indirect wholly owned subsidiary of TransCanada Corporation. The completion of the merger remains subject to certain customary closing conditions, but the Company anticipates that the closing of the transaction will be effective on July 1, 2016.
In connection with the completion of the merger, the Columbia Pipeline Group Stock Fund will be terminated.
3.    Investments

The fair value of individual investments that represent five percent or more of Plan net assets as of December 31, 2015 is as follows:

Fair Value as of December 31, 2015

Columbia Pipeline Group Stock Fund[1]	$68,519,668
NiSource Stock Fund	37,275,209
Fidelity Growth Company Commingled Pool[1]	30,875,981
Fidelity Institutional Money Market Fund[1]	27,152,740
Fidelity Spartan 500 Index - Institutional[1]	25,949,871
Vanguard Total Bond Market Fund	21,537,765
Fidelity Contrafund Commingled Pool[1]	20,954,697
Fidelity Balanced Fund Class K1	18,922,989
1Represents a party-in-interest to the Plan.

Columbia Pipeline Group
401(k) SAVINGS PLAN

During the period from inception July 1, 2015 through December 31, 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

2015
Mutual funds:[1]
U.S. equities	$(6,420,363)
International equities	(1,693,994)
Balanced fund	(1,646,804)
Fixed income	(189,932)
Common collective trusts[1]	(800,839)
Common stock funds[1]	(20,128,803)
Net depreciation in fair value of investments	$(30,880,735)
1Includes a party-in-interest to the Plan.
4.    Fair Value Measurements
The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below. As required, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Basis of Fair Value Measurement
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize significant transfers between levels of the fair value hierarchy at the actual date of the event. During the period ended December 31, 2015, the Plan had no transfers in or out of Levels 1, 2, or 3.

Columbia Pipeline Group
401(k) SAVINGS PLAN

The following tables set forth, by level within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2015.

	Fair Value Measurements at December 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
U.S. equities	$59,374,761	$59,374,761	$—	$—
International equities	14,242,887	14,242,887	—	—
Balanced fund	18,922,989	18,922,989	—	—
Fixed income	22,551,172	22,551,172	—	—
NiSource Stock Fund	37,275,209	—	37,275,209	—
Columbia Pipeline Group Stock Fund	68,519,668	—	68,519,668	—
Money market fund	27,152,740	27,152,740	—	—
Common collective trusts	104,038,210	—	104,038,210	—
Total	$352,077,636	$142,244,549	$209,833,087	$—
Asset Valuation Techniques
Level 1 Measurements - Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
The money market fund is stated at cost, which approximates fair value.
Level 2 Measurements - Investments in the common collective trusts (“CCTs”) are valued at the unit value as reported by the investment managers as of December 31, 2015. Unit values are determined by the financial institutions sponsoring such CCTs, by dividing the trusts' net assets (which are primarily U.S. equities, fixed income securities and, for the stable value fund, guaranteed investment contracts) at fair value (calculated by the fair value of the underlying investments held by the trusts) by their units outstanding at the valuation dates. Redemptions are normally available on a daily basis without notice, but may be temporarily suspended due to liquidity concerns.
The following table summarizes the Level 2 common collective trusts measured at net asset value per share as of December 31, 2015:

	Fair Value	Redemption Frequency (if currently eligible)	Redemption Notice Period

Lifecycle commingled pools	$45,784,444	Daily	1 day
Fidelity Contrafund Commingled Pool	20,954,697	Daily	1 day
Fidelity Growth Company Commingled Pool	30,875,981	Daily	1 day
Fidelity Managed Income Portfolio II	6,423,088	Daily	1 day
Total common collective trusts	$104,038,210
The investment in the NiSource Common Stock Fund is tracked on a unitized basis and includes NiSource common stock and money market funds. The value of a unit reflects the combined market value of NiSource common stock, valued at its quoted market price and the money market funds held. Redemptions are available on a daily basis without notice.
The investment in the Columbia Pipeline Group Stock Fund is tracked on a unitized basis and includes Columbia Pipeline Group, Inc. common stock and money market funds. The value of a unit reflects the combined market value of Columbia Pipeline Group, Inc. common stock, valued at its quoted market price and the money market funds held. Redemptions are generally available on a daily basis without notice, but are subject to the availability of sufficient short-term investments for liquidity. In unusual circumstances, the investment may be closed to sales.

Columbia Pipeline Group
401(k) SAVINGS PLAN

Investment strategy for the Lifecycle commingled pool investments is a diversified portfolio that shifts asset allocation gradually away from equities along a glidepath as participants get closer in age to retirement. The strategy for the Contrafund and Growth Company commingled pool investments is for broad diversified exposure to U.S. large cap equities.
There are no redemption restrictions for these funds, except as disclosed in Note 6.
5.    Exempt Party-In-Interest Transactions
Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.
Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2015, the Plan held 7,884,887 units of the Columbia Pipeline Group Stock Fund, with a cost basis of $56,197,085. The Columbia Pipeline Group Stock Fund includes 3,425,983 shares of Columbia Pipeline Group, Inc. common stock at December 31, 2015. During the period from inception July 1, 2015 through December 31, 2015, the Plan recorded $758,685 of dividend income for the common stock.
6.    Fidelity Managed Income Portfolio II
The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio II, which is a common collective trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the trust’s constant net asset value (NAV) of $1 per unit. Distribution to the trust’s unit holders is declared daily from the net investment income and automatically reinvested in the trust on a monthly basis, when paid. It is the policy of the trust to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the trust will be able to maintain this value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the trust, plus earnings, less participant withdrawals and administrative expenses.
GAAP requires that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment from fair value to contract value. At December 31, 2015, the investment manager reported that there is no significant difference between contract value and fair value; therefore, there is no impact on the 2015 financial statements. The contract is included in the statement of net assets available for benefits at fair value.
The average yield and average crediting interest rate were 1.97% and 1.52%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.
The trust imposes certain restrictions on the Plan, and the trust itself may be subject to circumstances that impact the ability to transact at contract value, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, and certain transfers of assets from the fund. The Plan administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio II are not likely to occur.
7.    Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.
8.    Tax Status
The Plan and related trust were designed in accordance with the applicable regulations of the IRC. Such documents were submitted to the Internal Revenue Service (the “IRS”) for a determination letter on May 16, 2016. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.

Columbia Pipeline Group
401(k) SAVINGS PLAN

The Plan files Form 5500, Annual Return/Report of Employee Benefit Plan, which is subject to examination by the IRS until the applicable statute of limitations expires. The statute of limitations for Form 5500 is six years.

Columbia Pipeline Group
401(k) SAVINGS PLAN

Supplemental Schedule

Columbia Pipeline Group, Inc.
401(k) SAVINGS PLAN

FORM: 5500 Schedule H, Part IV, Line 4i
EMPLOYER ID NO: 47-1982552, PLAN No: 001

Schedule of Assets (Held at End of Period)
As of December 31, 2015

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Cost**	Fair Value
	NiSource Inc.	NiSource Stock Fund		$37,275,209
*	Columbia Pipeline Group Inc.	Columbia Pipeline Group Stock Fund		68,519,668
*	Fidelity	Institutional Money Market Fund		27,152,740
*	Fidelity	Managed Income Portfolio II		6,423,088
*	Fidelity	Balanced Fund Class K		18,922,989
	American Funds	EuroPacific Growth Fund		10,262,795
	Columbia	Acorn USA Z		4,132,727
*	Fidelity	Contrafund Commingled Pool		20,954,697
*	Fidelity	Equity Income Fund Class K		6,117,099
*	Fidelity	Growth Company Commingled Pool		30,875,981
	Oakmark	International Fund I		3,145,284
	MFS	Massachusetts Investors Trust		5,124,894
	Invesco	U.S. Small Cap Value Fund		7,673,265
	Northern Funds	Small Cap Value Fund		2,224,827
	Perkins	Small Cap Value Fund N Class		4,903,483
*	Fidelity	Institutional Asset Management Income Commingled Pool		1,410,613
*	Fidelity	Institutional Asset Management 2005 Commingled Pool		57,753
*	Fidelity	Institutional Asset Management 2010 Commingled Pool		2,206,646
*	Fidelity	Institutional Asset Management 2015 Commingled Pool		2,219,778
*	Fidelity	Institutional Asset Management 2020 Commingled Pool		16,619,835
*	Fidelity	Institutional Asset Management 2025 Commingled Pool		2,590,929
*	Fidelity	Institutional Asset Management 2030 Commingled Pool		8,939,637
*	Fidelity	Institutional Asset Management 2035 Commingled Pool		912,606
*	Fidelity	Institutional Asset Management 2040 Commingled Pool		4,916,760
*	Fidelity	Institutional Asset Management 2045 Commingled Pool		1,641,880
*	Fidelity	Institutional Asset Management 2050 Commingled Pool		3,541,686
*	Fidelity	Institutional Asset Management 2055 Commingled Pool		726,321
*	Fidelity	Spartan 500 Index - Institutional		25,949,871
*	Fidelity	Spartan International Index Fund - Investor Class		834,808
*	Fidelity	Spartan Extended Market Index Fund - Investor Class		3,248,595
	Vanguard	Total Bond Market Fund		21,537,765
	Vanguard	Inflation Protected Securities Fund		1,013,407
*	Various Plan participants	Participant loans, with interest rates ranging from 3.25% to 9.00%, and maturity dates ranging from 2016 to 2030.		5,410,559
	Total Assets (Held at End of Period)			$357,488,195

*	Denotes a party-in-interest
**	Cost omitted for participant-directed investments

Columbia Pipeline Group
401(k) SAVINGS PLAN

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Columbia Pipeline Group 401(k) Savings Plan
(Name of Plan)

Date:	June 28, 2016	/s/Steven B. Nickerson
Steven B. Nickerson
Vice President, Deputy General Counsel and Corporate Secretary

Columbia Pipeline Group
401(k) SAVINGS PLAN

Exhibit	Description of Item
23.1	Consent of Independent Registered Public Accounting Firm